SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2009

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by: BHP Billiton Plc

Date: 23 September 2009

To: London Stock Exchange
    JSE Limited

For Release: Immediately

Contact: Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc – Annual Financial Report

UK Listing Authority Submissions

The following documents have today been submitted to the UK Listing Authority in accordance with Listing Rule 9.6.1R and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone no: +44 (0)20 7066 1000):

•        Annual Report 2009
http://www.bhpbilliton.com/bb/investorsMedia/reports/annualReports.jsp

•        Summary Review 2009
http://www.bhpbilliton.com/bb/investorsMedia/reports/annualReports.jsp

•        Notice of Annual General Meeting 2009 - BHP Billiton Plc
http://www.bhpbilliton.com/bbContentRepository/docs/2009NoticeOfMeetingBhpBillitonPlcLondon.pdf

•        Proxy Form (UK Principal Register)

•        Proxy Form (South African Branch Register)

•        Sustainability Summary Report 2009
http://www.bhpbilliton.com/bb/sustainableDevelopment/reports.jsp

The documents (with the exception of the Proxy Forms) may also be accessed via BHP Billiton’s website - www.bhpbilliton.com - or using the web links above.

Additional Information
The following information is extracted from the Annual Report 2009 (page references are to pages in the Annual Report) and should be read in conjunction with BHP Billiton’s Final Results announcement issued on 12 August 2009. Both documents can be found at www.bhpbilliton.com and together, constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the Annual Report 2009 in full.

1. Principal risks and uncertainties
We believe that, because of the international scope of our operations and the industries in which we are engaged, there are numerous factors which may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices and impacts of the global financial crisis may negatively impact our results -
The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. The Group’s usual policy is to sell its products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. The global financial crisis has severely impacted commodity markets in terms of lower prices, reduced demand and increased price volatility. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may impact future demand and prices for commodities. The influence of hedge and other financial investment funds participating in commodity markets has increased in recent years contributing to higher levels of price volatility. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

We seek to maintain a solid 'A' credit rating as part of our strategy. Notwithstanding our financial and capital management programs the ongoing effects of the global financial crisis may impact our future cash flows and credit rating.

Our profits may be negatively affected by currency exchange rate fluctuations -
Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are the most important currencies influencing our operating costs. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we present financial performance. It is also the natural currency for borrowing and holding surplus cash. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. We may consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board. Therefore, in any particular year, currency fluctuations may have a significant impact on our financial results.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition -
The increased demand for our products and increased production rates from our operations in recent years has resulted in existing reserves being depleted at an accelerated rate. Because our revenues and profits are related to our oil and gas and minerals operations, our results and financial conditions are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. The depletion of reserves has necessitated increased exploration adjacent to established operations and development of new operations in less-developed countries. Additionally these activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

There are numerous uncertainties inherent in estimating ore and oil and gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available. The impacts of the global financial crisis may impact economic assumptions related to reserve recovery and require reserve restatements. Reserve restatements could negatively affect our reputation, results, financial condition and prospects.

Reduction in Chinese demand may negatively impact our results -
The Chinese market has become a significant source of global demand for commodities. In calendar year 2008, China represented 49 per cent of global seaborne iron ore demand, 28 per cent of copper demand, 28 per cent of nickel demand and 18 per cent of energy demand. China’s demand for these commodities has been driving global materials demand over the past decade.

The strong economic growth and infrastructure development in China of recent years has been tempered by the global financial crisis. Sales into China generated US$9.9 billion (FY2008: US$11.7 billion), or 19.7 per cent (FY2008: 19.6 per cent), of our revenue in the year ended 30 June 2009. A continued slowing in China’s economic growth could result in lower prices and demand for our products and therefore reduce our revenues.

In response to its increased demand for commodities, China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future commodity demand and supply balances and prices.

Actions by governments or political events in the countries in which we operate could have a negative impact on our business -
We have operations in many countries around the globe, some of which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption may be prevalent in some of the countries in which we operate. If one or more of these risks occurs at one of our major projects, it could have a negative effect on the operations in those countries as well as the Group’s overall operating results and financial condition.

Our business could be adversely affected by new government regulation, such as controls on imports, exports and prices, new forms or rates of taxation and royalties. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely impact upon the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations.

Infrastructure such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain. These may adversely impact the efficient operations and expansion of our businesses.

In South Africa, the Mineral and Petroleum Resources Development Act (2002) (MPRDA) came into effect on 1 May 2004. The law provides for the conversion of existing mining rights (so called ‘Old Order Rights’) to rights under the new regime (‘New Order Rights’) subject to certain undertakings to be made by the company applying for such conversion. The Mining Charter requires that mining companies achieve 15 per cent ownership by historically disadvantaged South Africans of South African mining assets by 1 May 2009 and 26 per cent ownership by 1 May 2014. If we are unable to convert our South African mining rights in accordance with the MPRDA and the Mining Charter, we could lose some of those rights. Where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights in terms of duration, renewal, rights and obligations.

We operate in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. In Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation could negatively affect new or existing projects.

We may not be able to successfully integrate our acquired businesses -
We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations. These include adverse regulatory conditions and obligations, commercial objectives not achieved due to minority interests, unforeseen liabilities arising from the acquired businesses, retention of key staff, anticipated synergies and cost savings being delayed or not being achieved, uncertainty in sales proceeds from planned divestments, and planned expansion projects are delayed or higher cost than anticipated. These factors could negatively affect our financial condition and results of operations.

We may not recover our investments in mining and oil and gas projects -
Our operations may be impacted by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral, oil or gas reserves and increased operating cost levels. These may impact the ability for assets to recover their historical investment and may require financial write-downs adversely impacting our financial results.

Our non-controlled assets may not comply with our standards -
Some of our assets are controlled and managed by joint venture partners or by other companies. Some joint venture partners may have divergent business objectives which may impact business and financial results. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures (including health, safety, environment). Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Operating cost pressures and shortages could negatively impact our operating margins and expansion plans -
The strong commodity cycle of past years led to increasing cost pressures across the resources industry and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments. Recent rapid declines in commodity prices without commensurate cost declines have resulted in operating margins being reduced. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may impact our operating margins for an extended period.

Changing industrial relations legislation such as the Australian Fair Work Act 2009 may impact workforce flexibility, productivity and costs. Labour unions may seek to pursue claims under the new framework. Industrial action may impact our operations resulting in lost production and revenues.

A number of our operations are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, significant increase in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economical terms.

These factors have led, and could continue to lead, to increased operating costs at existing operations.

Increased costs and schedule delays may impact our development projects -
Although we devote significant time and resources to our project planning, approval and review process, we may underestimate the cost or time required to complete a project. In addition, we may fail to manage projects as effectively as we anticipate, and unforeseen challenges may emerge. Any of these may result in increased capital costs and schedule delays at our development projects impacting anticipated financial returns.

Health, safety, environmental and community exposures and related regulations may impact our operations and reputation negatively -
The nature of the industries in which we operate means that our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Potential health, safety, environmental and community events that may materially impact our operations include rockfall incidents in underground mining operations, aircraft incidents, light vehicle incidents, explosions or gas leaks, incidents involving mobile equipment, uncontrolled tailings breaches, escape of polluting substances, community protests or civil unrest.

Longer-term health impacts may arise due to unanticipated workplace exposures by employees or site contractors. These effects may create future financial compensation obligations.

We provide for operational closure and site remediation. We have closure plans for all of our operating and closed facilities. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

We contribute to the communities in which we operate by providing skilled employment opportunities, salaries and wages, taxes and royalties and community development programs. Notwithstanding these actions, local communities may become dissatisfied with the impact of our operations, potentially affecting costs and production, and in extreme cases viability.

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

We may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rate mainly within our African workforce. Because we operate globally, we may be affected by potential influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

Despite our best efforts and best intentions, there remains a risk that health, safety, environmental and/or community incidents or accidents may occur that may negatively impact our reputation or licence to operate.

Unexpected natural and operational catastrophes may impact our operations -
We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes and geographic locations may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents and mechanical failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Based on our claims, insurance premiums and loss experience, our risk management approach changed during the year to maintaining self-insurance for property damage and business interruption related risk exposures. Existing business continuity plans may not provide protection for all of the costs that may arise from such events. The impact of these events could lead to disruptions in production and loss of facilities more than offsetting premiums saved and adversely affecting our financial results.

Climate change and greenhouse effects may adversely impact our operations and markets -
We are a major producer of carbon-related products such as energy and metallurgical coal, oil, gas, and liquefied natural gas. Carbon based energy is also a significant input in a number of the Group’s mining and processing operations.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU.

Our Petroleum assets in the UK are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change includes the introduction of a national emissions trading scheme by 2011 and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium- to long-term perspective, we are likely to see some changes in the cost position of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may impact our operations directly or indirectly via our suppliers and customers. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate.

The physical impacts of climate change on our operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher average temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our human resource talent pool may not be adequate to support our growth -
Our existing operations and our pipeline of development projects, when activated, require highly skilled staff with relevant industry and technical experience. The inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately meet demand in projects and fill roles in existing operations. Skills shortages in engineering, technical service, construction and maintenance contractors may impact activities. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

Breaches in our information technology (IT) security processes may adversely impact the conduct of our business activities -
We maintain global IT and communication networks and applications to support our business activities. IT security processes protecting these systems are in place and subject to assessment as part of the review of internal control over financial reporting. These processes may not prevent future malicious action or fraud by individuals or groups, resulting in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and disruptions to our business operations.

A breach in our governance processes may lead to regulatory penalties and loss of reputation -
We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. Our Code of Business Conduct and anti-trust standards may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or loss of reputation.

2. Related party transactions
There have been no related party transactions that have taken place during the year ended 30 June 2009 that have materially affected the financial position or the performance of the BHP Billiton Group during that period. Details of the related party transactions that have taken place during the year ended 30 June 2009 are set out in Note 33 to the Financial Statements on page 233 of the Annual Report 2009.

3. Statement of Directors’ responsibilities
“In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:
(a) the financial statements and notes, set out on pages 177 to 247 are in accordance with the United Kingdom Companies Act 2006 and the Australian Corporations Act 2001, including:
(i) Complying with the applicable Accounting Standards; and
(ii) Giving a true and fair view of the financial position of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2009 and of their performance for the year ended 30 June 2009.
(b) the Directors’ Report includes a fair review of the development and performance of the business and the financial position of the BHP Billiton Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces; and
(c) in the Directors’ opinion there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : September 24, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary